

April 13, 2009

Mr. R. Pierce Onthank
Chief Executive Officer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed Februery 13, 2009**
> **Response letter dated April 3, 2009**
> **File No. 0-26402**

Dear Mr. Onthank:

     We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Controls and Procedures, page 13

1.   We note that in your proposed amendment to the Form 10-KSB, your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

2.   In your proposed disclosure you indicate the conclusion reached by management regarding the effectiveness of the disclosure controls and procedures is also described under Management's Annual Report on Internal Control over Financial Reporting. We are unable to locate any reference to the disclosure controls and procedures in your Management's Annual Report on Internal Control over Financial Reporting; therefore, please revise the proposed disclosure to remove this reference.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Exhibits

3.   We have read your response to our prior comment 2, stating that you believe "…the certification made in the original filings are already in compliance as your Company has only one certifying officer, R. Pierce Onthank, who serves as Chief Executive Officer and Chief Financial Officer…." Please note that our prior comment 2 was issued to address the missing introductory language in paragraph 4 related to the internal control over financial reporting only.   Paragraph 4 of Item 601(b)(31) of Regulation S-K should read as follows:

" The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) *and internal control over financial reporting* (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:…"

Please contact us by telephone if you require further clarification or guidance. We reissue prior comment 2.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief